December 15, 2009

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

>   **Re: Forest City Enterprises, Inc.**
>   **Form 10-K for the year ended January 31, 2009**
>   **Filed on March 30, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 21, 2009**
>   **File No. 001-04372**

Dear Mr. Ratner:

        We have reviewed your response letters dated August 6, 2009 and October 29, 2009 and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended January 31, 2009

Financial Statements

N. Commitments and Contingencies, page 130

1.   We note your response to prior comment 1 in your letter dated October 29, 2009. Please be advised that we are currently evaluating your response and that we may have further comment in the future.

Definitive Proxy Statement on Schedule 14A

<u>Compensation Discussion and Analysis</u>
<u>General</u>

2.   We have reviewed your response from your letter dated August 6, 2009 to comment 4 of our comment letter dated July 23, 3009. It remains unclear that disclosure of such targets is *likely* to cause you significant competitive harm. Please disclose these targets in future filings and tell us what the revised disclosure would look like.

                                    *   *   *   *

        As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Howard Efron at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief